Exhibit 10.1

June 9, 2017

Dear Brian:

Congratulations! We are pleased to extend you an offer as Executive Vice President and Chief Financial Officer with GlyEco, Inc. (the “Company”). Your start date will be Wednesday, July 5, 2017.

Throughout your interview process you have demonstrated a fit with our values and the skills and experience to add significant value to GlyEco.

Please keep in mind that this offer is contingent upon you passing the Company’s pre-employment background check.

We are pleased to offer you a compensation and benefits package with the following elements:

Base Salary and Employment Status – Exempt

As an exempt employee, your annual rate of pay will be $150,000, which is $5,769.23 on a bi-weekly basis. The quotation of an annual salary rate is for purposes of communication and is not intended to imply a specific condition or length of employment. We are also pleased to offer you a signing bonus of $10,000. This bonus will be paid in one lump sum on the next regularly scheduled date after your start date. The signing bonus is taxable, and all regular payroll taxes will be withheld. In the event you leave GlyEco prior to 12/31/2017, you will be responsible for reimbursing the company a pro rata amount of the signing bonus.

Equity - We will also provide you with an initial share grant of 750,000 shares of restricted common stock of GlyEco that vest at a 30 day volume weighted average price (“VWAP”) of $0.20 per share.

Annual Cash Incentive Bonus - You are eligible to participate in the Company Annual Cash Incentive Bonus Plan; your annual bonus target will be 35% of base salary. 50% is discretionary based on items to be agreed to such as successful ERP system implementation, etc. 50% is based on revenue and EBITDA metrics with no maximum. Whether a bonus will be awarded in a particular bonus period, and in what amount, is within GlyEco’s sole discretion. Bonus achievement is currently evaluated and paid annually and you must remain employed by GlyEco through the payment date in order to be eligible to receive a bonus.

You will begin to participate in the company’s annually bonus plan immediately.

Benefits - You will be eligible for group benefits as described in our benefits plan documents. These benefits may end or change from time to time. If there is any conflict between any information concerning employee benefits contained in this letter, in the Employee Handbook or in the benefit plan documents, the terms or conditions set forth in the benefit plan documents shall control.

Terms and Conditions

Policies. You will be expected to comply with all Company policies and procedures, including the Company’s Employee Handbook which will be provided to you upon joining the Company and, as amended, during your employment.

www.glyeco.com      |     230 Gill Way, Rock Hill, SC 29730      |      866-960-1539

Adjustments and Changes in Employment Status. You understand that the Company reserves the right to make personnel decisions regarding your employment, including but not limited to decisions regarding any job functions, title, promotion, compensation, and benefit adjustment, transfer or disciplinary action, up to and including termination, consistent with the needs of the business and in compliance with the law. As stated below, your employment is at-will.

Trade Secrets and Confidential Information. You agree that the Company is engaged in a highly competitive industry. The Company’s involvement in this business has required and continues to require the expenditure of substantial amounts of money and the use of skills developed over a long period of time. As a result of these investments of money, skill and time, the Company has developed and will continue to develop certain valuable Trade Secrets and Confidential Information that are particular to the Company’s business and the disclosure of which would cause the Company great and irreparable harm. During your employment, the Company may provide you access to Confidential Information and Trade Secrets, including Confidential Information and Trade Secrets from or pertaining to customers, parent company, affiliates, subsidiaries, divisions, successors and assigns.

The term “Trade Secrets” means any scientific or technical information, formula, pattern, compilation, program, device, method, technique, process, design, procedure or improvement that has value and is not generally known to the public or others who can obtain value from its disclosure or use. To the fullest extent consistent with the foregoing, and otherwise lawful, Trade Secrets shall include, without limitation, information and documentation pertaining to the design, specifications, code, capacity, testing, implementation and customizing techniques and procedures concerning the present and future services of the Company, its parent company, affiliates, subsidiaries, divisions, successors and assigns. For the purposes of this Agreement, the term “Trade Secrets” also includes but is not limited to:

1.	Financial information, including but not limited to earnings, assets, debts, prices, fee structures, volume of purchases or sales, or other financial data, whether relating to the Company, its parent company, affiliates, subsidiaries, divisions, successors and assigns generally, or to particular products, services, geographic areas, or time periods;

2.	Supply and service information, including but not limited to information concerning the goods and services used or purchased by the Company, its parent company, affiliates, subsidiaries, divisions, successors and assigns, the names and addresses of suppliers, terms of supplier service contracts or of particular transactions, the combination of suppliers or use of particular suppliers, or related information about potential suppliers;

3.	Marketing information, including but not limited to details about ongoing or proposed marketing programs or agreements by or on behalf of the Company, its parent company, affiliates, subsidiaries, divisions, successors and assigns, marketing forecasts, results of marketing efforts or information about impending transactions; and,

4.	Customer and potential customer information, including but not limited to any compilations of past, existing or prospective customers, customer proposals or agreements between customers and the Company, its parent company, affiliates, subsidiaries, divisions, successors and assigns, status of customer accounts or credit, or related information about actual or prospective customers.

The term “Confidential Information” means any data or information and documentation, other than Trade Secrets, but including information which has ceased to be a Trade Secret, which has value to the Company and is not generally known to the public. No one should interpret this provision to limit your ability to disclose, talk or communicate about your wages, terms and conditions of employment to other employees and non-employees. The provision is focused on protection of trade secret and proprietary, confidential information.

www.glyeco.com      |     230 Gill Way, Rock Hill, SC 29730      |      866-960-1539

Non-Disclosure of Trade Secrets and Confidential Information. You agree, except as specifically required in the performance of your duties for the Company, that You will not, during the course of your employment by the Company and for so long thereafter as the pertinent information or documentation remain Trade Secrets, directly or indirectly use, disclose or disseminate to any other person, organization or entity or otherwise employ any Trade Secrets. You further agree, except as specifically required in the performance of your duties for the Company that You will not, during the course of your employment by the Company and for one (1) year after the end of that employment, for any reason, whether voluntary or involuntary, disclose or disseminate to any other person, organization or entity or otherwise employ any Confidential Information. The obligations set forth herein shall not apply to any Trade Secrets or Confidential Information which shall have become generally known to competitors of the Company through lawful means and without violation of any law or any agreement not to disclose Trade Secrets or Confidential Information.

In a similar manner, when the Company hires a new employee, if the employee had developed sales leads while acting in the scope of his/her former employer(s), the sales leads may be proprietary information of the company(ies). As such, the Company prohibits new employees from divulging any sensitive information, including, but not limited to the names, addresses and identity of all prospective customers, including all sales leads and lead development generated during the course of previous employment.

Immigration Documentation. The Company complies with the Immigration Reform and Control Act of 1986, which requires all persons hired to prove their identity and eligibility to work in the United States. Employment Eligibility Verification Instructions will explain your obligation under this law and will be provided to you during your new employee orientation. Your employment is contingent upon your ability to provide proof of the legal right to work in the United States.

Representation and Warranty of Employee. You represent and warrant to the Company that the performance of your duties will not violate any lawful agreements with or trade secrets and/or confidential information of any other person, employer or entity.

At-Will Employment. The Company is an at-will employer. This means the Company cannot guarantee continued employment for any specified period of time. Both you and the Company have the right to end the employment relationship for any reason at any time, with or without notice and with or without cause. Further, the Company has the right to manage its work force and direct its employees. This includes the right to hire, transfer, promote, demote, reclassify, lay off, terminate, or change any benefit, policy, term or condition of employment at any time, with or without a reason and with or without cause or notice unless otherwise required by law.

This “at-will” employment relationship may not be changed by any written document or by conduct unless such change is the subject of an express agreement, in writing, signed by the CEO of the Company and you or your representative. No other officers or employees of the Company have the authority to change the at-will status of your employment. Nothing in this letter shall be construed or interpreted to alter the at-will employment relationship between the Company and you.

www.glyeco.com      |     230 Gill Way, Rock Hill, SC 29730      |      866-960-1539

This letter describes the Company’s offer of employment. Any other discussions that you may have had with us are not part of our offer unless they are described in this letter. If this letter fails to correctly reflect your understanding of the terms of employment, please let me know as soon as possible.

In anticipation of a favorable response, please sign where indicated below verifying your understanding of and agreement with all of the terms and conditions described in this offer letter and return this letter to us at your earliest convenience. We would appreciate a response to this offer no later than three business days from the date of this letter, at which time this offer will expire at close of business. Please retain a copy of your records.

Accepted by:	/s/ Brian Gelman	Date:	6/12/17
Brian Gelman

We are very excited at the prospect of you joining the Company. Welcome to our team!

Sincerely,

/s/ Ian Rhodes

Ian Rhodes
Chief Executive Officer and President
irhodes@glyeco.com

www.glyeco.com      |     230 Gill Way, Rock Hill, SC 29730      |      866-960-1539